Free Writing Prospectus

VanEck Merk Gold Trust

MishTalk Interview

0001546652

Pursuant to 433/164

333-238022

Mish:

This is Mike Shedlock, uh Mish. Another MishTalk.com. Today my guest is Axel Merk, Merk Investments. We’re here to discuss gold, gold ETFs, currencies, interest rates, inflation, and whatever else Axel has on his mind.

Mish:

Axel, welcome to the show.

Axel:

Great to be with you, Mish.

Mish:

Hey, let’s start off with the US dollar, then we’ll get into gold. People ask me all the time, “What’s holding the US dollar up?” And my standard answer is, “Well, US interest rates are at least positive, in Europe and Japan, they’re not.” And then also, we’ve got a strong US stock market that’s attractive to investors. What’s your take? You got a different take? Where do you see the dollar heading?

Axel:

I think, or we, if I talk about my team that’s digging into those sort of things, is that when the pandemic struck, it changed the secular movement of the dollar to be in a bear market, and if you look closely, a trend hasn’t fully established yet, but I do think we’re in this reflationary environment where the world is trying to grow again, which will ultimately be a short in the dollar to buy assets in other countries. You mentioned the strong market, well the market isn’t as strong as it has been.

Axel:

And notably, a lot of the money has been flowing into these high tech stocks, whereas if I’m right, and we’re closer to the end of the cycle already, then the money will be flowing more to value stocks, and they tend to be more broad. So that’s a weakening force on the dollar, and then you mention interest rates, well, yes, we have positive rates, but some countries around the world have been raising rates.

Axel:

We have a great rate of dispersion of rates and that appears to, on the one hand, cause investors to diversify out of the dollar. And the other thing is because of the volatility we’ve had in the rates markets as well, the foreign investors are hedging their positions less in the US, which is also causing a downward trend(?)

Axel:

So to give you this very technical answer, I do think in the foreseeable future that the dollar should have significant headwinds.

Mish:

Is there anything going on with Japan and the yen that is worthy of note here?

Axel:

Well, the Japanese are stuck at zero. They’re the only ones that have no interest in hiking. They have bonds, have also been selling off a little bit. Although the Bank of Japan has recently said they’ll be willing to commit an unlimited amount to buy JGBs to keep yields from moving higher. They have this upper boundary of about 25 basis points. They’re not there yet, but they have drawn a red line. Markets love red lines. But there’s no stress though to speak. But yes, the yen has generally been somewhat weak, because they’re the ones who work up zero appetite to go away from the zero boundary here.

Mish:

Let’s move on to gold and gold ETFs. You have your own ETF, OUNZ, and people are familiar with the ETF, GLD. Can you compare what’s better about OUNZ versus GLD? Tell us about your ETF.

Axel:

Yes, in 2015, so it’s been quite awhile now, we launched what’s now called the VanEck Merk Gold Trust. We are the sponsor of that. We have about $600 million in that fund. And when we launched it, we looked around at the other exchange traded gold product and reviewed all the criticism out there in the blogosphere. When you have what’s ultimately a product that’s in the financial system, there are some compromises one makes, but there are certain things we didn’t want to compromise, most notably, that the gold is not only there, and that we, as the advisor, we can go and see it, aside from having it audited. But then you can also take deliver. And not just the London bars that we hold in London. And an individual investor will never want to have a London bar because they’re not that useful. Let’s put it this way.

Axel:

So what we have devised is a mechanism so investors can take delivery of the gold. And not just can they take delivery, they convert it into any coins that are considered to be equivalent to gold. And the IRS has a definition of that, and the short of it, it’s about 95% purity it has to have in addition to gold eagles.

Axel:

So we allow taking delivery, and one of the nice features is that when you take delivery, you’re taking delivery of what you own. This is a grantor trust, so you have an ownership in the gold, you’re taking delivery of the gold, so to the extent that you take physical delivery, there’s no reporting to the IRS. You’re just taking delivery.

Axel:

Obviously, there’s a premium to the coin that you have to pay. And we always have the London bars. The coins, is obviously then subject to availability and that’s a separate mechanism. But it’s a very straightforward process. Most people don’t take delivery, they like that optionality, but it is a feature that we see that a lot of people are embracing.

Mish:

And there’s no tax consequences to taking delivery, is that correct?

Axel:

Well, the taking delivery is not a taxable event. So, obviously if you were to take it out of a retirement account, that sort of thing, would trigger that it’s a withdrawal. So it’s kind of a... oh, some say that there was never ever going to be a tax consequence, and if you were to sell the coin down the road, you should pay taxes based on the original gain but we are not going to make any recording on it, that is the investor’s problem.

Mish:

What about expense ratios of OUNZ versus GLD?

Axel:

Expense ratio’s, 25 basis points, and GLD, for example, is 40 basis points. We lowered our expense ratio to 25 basis points. I believe it was in the Summer of 2020, so we think it’s a very competitive product from a cost point of view.

Axel:

The many ways people hold these things, if you have a lot of gold, if you have a single coin, you hold it under your mattress. But the moment you have a little bit more, the question is really how to hold it? And I know a lot in your audience have concerns about the financial system, well the way we try to bridge it, is by providing that ability for investors to take delivery. And we can instruct that the gold be moved to a different vault if we didn’t like it there anymore.

Axel:

And the great thing about gold is it doesn’t have counter-party risk, except for the moment you touch it. So the moment you deal with it in whatever way, you have to be comfortable with it, and we believe we have found a way to be comfortable with it.

Axel:

And by the way, one of the things that is different about us than others, is that there are a few that have tried delivery. We actually have a patent on our delivery process. And the reason we ask for and regretted our patent, is that we can claim, and we do claim that we have a scalable process. We do not have to do a due diligence process on you requesting delivery.

Axel:

We can piggy back on the fact that you have an account with your broker, and your broker has the relationship with you, and therefore if there were a wave of deliveries, and we had from occasion a few of them at once, but if there were a wave, we can handle that. We don’t have to ask for your password, or utility bill, or anything like that. We do a quick fraud check, but that’s actually optional that we do that. And we rely on the broker knowing you, and then we can accept a delivery request.

Axel:

And by the way we can deliver gold anywhere that you decide. And when it’s a certain amount we have to use Brink’s and they have some restriction of where you can deliver to. But pretty much we can deliver the gold anywhere in the world once you decide that you want to take delivery.

Mish:

Why gold? What’s your answer if someone asks you, “Axel, why should I buy gold?” What’s your pat answer for that?

Axel:

Well, it’s diversification, and it’s hedging. I buy gold. I’ve bought gold since the early 2000s. I actually started accumulating gold as a college savings fund. And for numerous years, the cost of college tuition was coming down, when you price it in gold. And at some point, I had funded the college tuition for my children and that was really nice. And so, it’s the sort of thing you want to have a savings as a nest egg for the long term, and like any investment, you’ve got to afford the risk. Right? The price of gold is obviously not stable relative to the dollar. So like any investment, you’ve got to be able to stomach it.

Axel:

But at the same time, because it doesn’t have counterparty risk, it does free you from... Obviously the price of gold is not going down to zero. It’s not going to have a failure of a counterparty, so to speak. So in a financial system that is driven by financial repression, where in my view, excess credits in various corners and where regulators are creating more problems than they’re solving, having a diversification to gold is helpful, and I happen to have more gold than the average person. But ultimately, everyone needs to make up their own mind of how much gold they want to have.

Mish:

Is there a rule of thumb? Mine is actually quite simple, don’t have any more than you can sleep with. If it’s making you nervous, any investment actually, not just gold, then you probably have too much of it.

Mish:

And what’s amusing to me right now in the stock market, is actually how little fear there is despite the fact that the NASDAQ is in correction territory, and the stock market breath is actually pretty abysmal. I think that means for more down in the stock market coming, I don’t know if you’ve got a point of view on that. But back to gold, 10%, 20%, no more than you can sleep with? What’s your idea?

Axel:

So, no more than you can sleep with is probably the best advice I can give. Is probably the only I’m allowed to give but let me illustrate that just a little bit. Because I don’t mean the physical gold under the pillow, right? Of the one to be comfortable with. In 2008, we obviously had a collapse of the market. At the bottom of the market, a lot of brokers said, “Hey, you got to double down, you’ve got to buy stocks.” And my reaction to that was that that is irresponsible for many investments. Because what happens usually, as you point out, there’s no fear of the market on the way up. On the way up, the stock market is doing well. So odds are that the portion of money you have in so called risk assets is growing relative to the rest of the assets. And that means you’re more exposed to risk assets then you should be comfortable with.

Axel:

So when things collapse, you’re losing more than you’re comfortable with. And now the advice is how you’ve got to double down. To me that’s completely reckless. So obviously, the right thing to do, is when times are good you’ve got to take chips aside and rebalance my portfolio or prepare for the bad times.

Axel:

And so the same thing, of course, applies to the price of gold. You’ve got to be comfortable, and anybody whose been a gold investor for an extended period knows that the prices can be quite volatile. And so you’ve got to be comfortable that you count your ounces rather than look at the price every millisecond. And then, it depends, right? Some people are 5%, 10%, I have substantially more than that.

Axel:

And it’s really what you can afford, right? It’s easy for me to say because I’m healthy, which is, I think, the other investment advice I can give. If you’re healthy, you’re an income generating machine, so to speak. And I have sources of income. So, I can afford to hold many things, right? So I’m quite comfortable with a fairly significant gold holding.

Mish:

Inflation. Where do you see it going from here. First off, the CPI is 7.5%. Do you believe that? What’s your definition of inflation, and where do you see it at? And where do you see it heading? And how does gold tie into that? If you want to...

Axel:

So you don’t even have to ask a gold bug whether they believe in inflation. The Wall Street Journal just a few days ago, had a story that inflation is under counting because companies are creating these little tricks that, “Oh, they have a service fee in addition to the goods fee.” Not just for airline seats, but for more common goods. Where they’re hiking up the prices more than is reflected.

Axel:

Let me tell you the way I look at inflation. Because people think, “Oh, the economy’s going to open up again, everything’s going to be dandy.” The challenge is that inflation is a process. And the moment people see these high prices, then they think about, “Oh my god. How can I be better off? I’ll have to ask for higher wages. If I can sell something, how I’m going to ask for more?” It’s a little bit like how you come at a traffic light, right? Not all cars stop at once, and not all of them start again at once.

Axel:

So the longer you have a period of high inflation, the more ingrained the process gets. So for those who say, “Oh, inflation’s not a problem.” Of course they’re right. The year over year comparison on the price of oil going up, that’s going to come down quite likely, right? Used car prices can’t go up as much as they can every year. But then the longer this period drags on, and we’ve seen that it drags on for a long, long time because every country has different shut-down orders. And there’s still issues in procurement channels, the bigger that challenge is.

Axel:

And then what you have to do as a central bank is, you’ve got to get in front of the problem. So the way you amputate a leg is not by slicing off the toe, right? And so by not doing that, you’re creating that risk. And to me, investing is about the risk of something happening, and so saying, “Maybe at some point, when I’m at the peak of my hiking cycle, be in neutral, and that’s how I’m going to kill off 7% inflation.” To me, that’s not good enough, and to me that poses a very significant risk that inflation is going to be a far bigger problem then the market is pricing in.

Mish:

Are we going to get, where the fed implies we’re going to get, where the futures say a 50 basis point hike is now, actually I checked, is about 60% now. The other day, after the St. Louis Fed’s president’s comment soared all the way up 97% down to about 60% now, and fluctuating. Do you think we’re going to get a half-rate point hike in March? And I just checked today, and there’s more than 7 hikes priced in for December, including a 20% chance of a 8th hike.

Mish:

And by that I mean eight quarter-point hikes.

Mish:

I don’t believe this is going to happen, what’s your take?

Axel:

The reason I don’t think we are going to get 50 basis points in March is because we continue to print money before we have QT. And what I mean with that is Powell seems so adamant not to surprise the markets that when the world changed, and the situation changed, meaning inflation was much worse than expected, he insisted we’ll continue to QE, because we gave this calendar dependent forecast that we’re going to print money until the end of March. And only then think about quantitative tightening and by the way we haven’t really thought about it, we have to throw a bunch of principles out, so we appease the market.

Axel:

But the right thing to do would have been, in August, or in December when they noticed it, or in January to say, “Well, to the hell with it. We were wrong. The data changed, and therefore QE is over right away.”

Axel:

But by insisting on not quote, unquote, disappointing the market, I don’t see... Sure Bullard has pivoted, he used to be a dove, now he’s a hawk, but he’s not calling the shots. He, by the way, did not dissent in January. He went along. And so Powell would have to give several speeches if he were up for 50 basis points.

Axel:

I think their thinking at the fed is, that if there’s inflation, you hike, great. And the inflation persists, you hike a little bit more. So it’s to be reactive. And my criticism of that is that that’s not good enough. And I’m not the only one. The other day I was on a session where Mervin King, the former Bank of England spoke, and I think he phrased it the right way, is that central banks around the world are relying on the fact that there’s confidence in central banks. And that is the basis of the policy. Rather than having a good policy that reinforces the credibility of central banks. And he says, I would hundred percent agree, that that’s a very very unstable environment.

Axel:

And then the other thing, just to mention that as well, is he asked me where I think inflation is going to be.

Axel:

Well, it’s going to be high up. You can look at the market, what the long-term inflation expectations are. No obviously, nobody, the Fed, you, I, nobody has a clue what those expectations. What the inflation will actually be in 5 years, 10 years down the road. But what those things mean is, they’re an indicator of how much confidence there is in the fed by the market. Not by you, or me, but by the market. And so it’s those sort of metrics I monitor, whether Mr. Powell can herd the cats, or all the central bankers around the world can herd the cats. To see where the, so to speak, the party is still going over. The music has stopped for the Fed.

Mish:

Isn’t gold itself a measure of confidence in the fed?

Axel:

Obviously. And that’s one of the reasons I like to have gold. Some people are complaining, “Well, why isn’t gold at $5,000, $10,000?” Well one of the nice things about this financial repression is it has created meme stocks and other phenomena where the funny money has cheats to it and in someways that has reduced the volatility in the price of gold. And so, yes. I do think price of gold is a very direct measure of the confidence in a currency. And that’s why I like to have it as a diversifier, absolutely.

Mish:

Do you pay any attention to technical, or are you primarily fundamental when you say you like the price of gold? I like the price of gold here. And think it’s going to blast higher. Technically, that’s what it looks like to me as well. I think the technical and fundamentals are in alignment here. Do you pay any attention to technical? Some people don’t.

Axel:

Well, I don’t talk about it much in public, but I do pay some attention. Just recently, we had the story out about the flare up of geopolitical tensions in Ukraine, and the price of gold shot higher, pretty much concerning with that. And I said, “What was odd about that was that the gold miners also went higher.” Usually when you have these geopolitical crisis, gold shoots up. Gold miners tend to be a little more subdued. But both of them went up, and because you mentioned technical, we just happened to have a so-called golden cross, where the 50-day moving average was moving to the 200-day moving average, and so I think that the technical were driving the price more than the headlines.

Axel:

So, gold attracts more technical traders than others in part, because there are fewer fundamentals. And it becomes a self fulfilling prophecy. I have long referred to a technical analysis as a driving with a, by looking in your rear view mirror, and it’s something you want to do, especially when overtaking.

Axel:

So you want to respect the technical, but the main thing I look at when I look at the price of gold, is really real interest rates, and things like that.

Mish:

Well, real interest rates, by my calculation are almost -10%. I factor home prices into this CPI. I think last time I did that it was -9.7%. Real interest rates, clearly that’s driving speculation in all kinds of crazy ways. You know, paying $1,000,000 for a Non-Fungible Token, an NFT. Dogecoin surged to the moon, it’s now collapsed back down to 14 cents. But fundamentally, it was started as a joke and is ultimately worthless. So we’ve got all these things here hitting. I think at one time, my belief, and seems like yours too is, certainly for a hedge against some of this insanity. The average person would do well to buy some gold.

Mish:

Anyway, Axel, thanks for being on. Let people know. How does someone get a hold of you?

Axel:

Well you can follow me on Twitter, @Axelmerk. We talked about the gold exchange traded product that we manage at merkgold.com. You can get more information on that and look at the prospectus and everything there.

Axel:

The merkinvestments.com where you have a newsletter sign-up as well, but follow me on Twitter is probably a good starting point if you want to be in the loop of my thoughts.

Mish:

Thanks, Axel. It was a pleasure having you on. This concludes Mish Talk, Episode 6 with Axel Merk of Merk Investments.

Mish:

Thanks, Axel for joining the show.

***

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.